SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the fiscal year ended December 31, 2004.

or

☐	TRANSMISSION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

for the transition period from            TO            .

Commission file number      0-7282

A.

Full title of the plan and the address of the plan, if different from that of the issuer named below:

Computer Horizons Corp. Employee’s Savings Plan

B.

Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

Computer Horizons Corp. 49 Old Bloomfield Avenue Mountain Lakes, New Jersey 07046-1495

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

COMPUTER HORIZONS CORP.

EMPLOYEE’S SAVINGS PLAN

December 31, 2004 and 2003

C O N T E N T S

Report of Independent Registered Public Accounting Firm

Financial Statements

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule

Schedule H, Item 4i - Schedule of Assets Held for Investment Purposes

Exhibit 23

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Trustees

Computer Horizons Corp. Employee’s Savings Plan

We have audited the accompanying statements of net assets available for benefits of Computer Horizons Corp. Employee’s Savings Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Edison, New Jersey

June 15, 2005

Computer Horizons Corp. Employee’s Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2004	2003
ASSETS
Investments, at fair value	$47,252,159	$44,651,913
Participant loans	459,996	561,652

	47,712,155	45,213,565

Receivables
Participant contributions	130,202	126,456
Employer contribution	24,173	23,726
Accrued income	18,922	18,515

Total receivables	173,297	168,697

LIABILITIES
Due to broker for securities purchased	91,925	—

Net assets available for benefits	$47,793,527	$45,382,262

The accompanying notes are an integral part of these statements.

Computer Horizons Corp. Employee’s Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31,

	2004	2003

Additions
Investment income
Net appreciation in fair value of investments	$3,105,235	$6,846,693
Interest and dividend income	1,166,806	869,680

	4,272,041	7,716,373
Contributions
Participants	3,782,113	4,118,056
Employer	670,847	823,818

	4,452,960	4,941,874
Total Additions:	8,725,001	12,658,247
Deductions
Benefit payments to participants	(6,071,217)	(4,889,988)
Deemed distributions to participants	(87,872)	(185,607)
Administrative expenses	(154,647)	(85,545)

Total Deductions:	(6,313,736)	(5,161,140)

NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	2,411,265	7,497,107

Net assets available for benefits at beginning of year	45,382,262	37,885,155

Net assets available for benefits at end of year	$47,793,527	$45,382,262

The accompanying notes are an integral part of these statements.

Computer Horizons Corp. Employee’s Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A - DESCRIPTION OF THE PLAN

The following description of Computer Horizons Corp. Employee’s Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan Agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established effective April 1, 1983 for the benefit of Computer Horizons Corp. (the “Company” or “Plan Sponsor”) employees and employees of its participating subsidiaries.  The Plan offers all employees of the Company who have completed at least six months of service or one thousand hours of service within a year, an opportunity to defer compensation for contribution to any of the Plan’s investment choices.

The Plan qualifies under Section 401(a) of the Internal Revenue Code (“IRC”), as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.  On December 17, 2003, a plan amendment was executed to comply with recent regulations governing employee benefit plans.

Contributions

Each year participants may contribute three to fifteen percent of compensation (“Salary Deferral Contributions”) per payroll period subject to certain limitations.  Compensation is defined by the Plan to be the total cash remunerations for services paid to an employee by the Company, excluding bonuses, living allowances and travel allowances.  Participants may also contribute amounts representing distributions from other qualified plans.  The Company contributes fifty percent of the first four percent of Salary Deferral Contributions to the Plan.

Participant Accounts and Vesting

Separate accounts are maintained for each participant’s contributions and earnings thereon.   Participants may direct that the account be invested in one or more funds permitted by the Plan (Note C).  Upon termination of employment, a participant is entitled to 100% of the value of his or her Salary Deferral Account balance (pretax contributions of three to fifteen percent of compensation subject to certain limitations), and Rollover Account balance (participants’ qualifying rollover distributions), plus a specified percentage of his or her Employer Matching Account balance (participants’ share of employer matching contributions) based upon the vesting provisions of the Plan (100% vested after three years of service).  Forfeitures of non-vested accounts resulting from

Computer Horizons Corp. Employee Savings Plan

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2004 and 2003

NOTE A (continued)

application of the vesting provisions are maintained separately by the Plan and are used to pay plan expenses or future employer contributions.  At December 31, 2004 and 2003, the balance of the forfeited non-vested accounts totaled $85,783 and $145,838, respectively.  Also, in 2004 and 2003 administrative expenses paid out of the forfeited non-vested accounts totaled $146,134 and $80,412, respectively.

Withdrawals and Distributions Upon Termination of Employment

Upon termination of employment for any reason, a participant’s account balance or periodic payments thereof will be distributed to the participant or designated beneficiary, at his or her option.

Loans to Participants

The Plan provides for loans to participants to a maximum of the lesser of (1) $50,000 or (2) 50% of the participant’s nonforfeitable account balance (a minimum $1,000 nonforfeitable account balance required).  The loans are payable over a maximum of five years unless the loan is used to acquire a principal residence for the participant, in which case the maximum term is fifteen years.

The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates as determined by the Prime Rate reported in the Money Rates section of The Wall Street Journal as of the date preceding the date of the loan, plus 1.5%.  Principal and interest are paid ratably through payroll deductions.  Interest rates in effect for participant loans ranged from 5.50% to 11.00% in 2004 and 2003.

During 2004 and 2003, respectively, the Plan had approximately $88,000 and $186,000 of defaulted loans.  The Plan classified these outstanding balances as deemed distributions within the statements of changes in net assets available for benefits at December 31, 2004 and 2003.

Termination

While it is the Company’s intention to continue the Plan in operation indefinitely, the right is, nevertheless, expressly reserved to terminate the Plan in whole or part or to discontinue contributions in the event of unforeseen conditions subject to the provisions of ERISA.  In the event of Plan termination, partial termination or discontinuance of contributions, participants will become 100% vested in their employer contributions and unallocated assets will be allocated to the accounts of participants at the date of termination, partial termination or discontinuance of contributions.

Computer Horizons Corp. Employee’s Savings Plan

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2004 and 2003

NOTE A (continued)

Administrative Expenses

Expenses incurred to administer the Plan are paid out of the forfeited non-vested accounts.  An expense not covered by the forfeited non-vested accounts is paid by the Plan Sponsor.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America as applied to defined contribution plans.

Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America as applied to defined contribution plans requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value as determined by quoted market prices.  Shares of mutual funds are valued at the quoted net asset value of shares held by the Plan at year-end.    Purchases and sales of investments are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.  Participant loans are valued at their outstanding balances which approximate fair value.

Payment of Benefits

Benefits are recorded when paid.

Reclassification

Certain amounts in the 2003 financial statements have been reclassified to conform to the 2004 financial statement presentation.

Computer Horizons Corp. Employee’s Savings Plan

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2004 and 2003

NOTE C - INVESTMENT OF FUNDS

All contributions are remitted to the respective fund managers and invested at the election of the participant, in one or a combination of funds.  The funds available to participants are various mutual funds, a common collective trust and Computer Horizons Corp. common stock.  All investments are participant-directed.

Mutual Funds and Common Collective Trust

The Plan’s investments in mutual funds and a common collective trust at December 31, 2004 and 2003 consisted of the following:

	2004		2003

Merrill Lynch Retirement Preservation Trust	$8,144,012	*	$9,030,799	*
Merrill Lynch International Fund	952,192		776,151
Merrill Lynch S&P 500 Index Fund	9,054,240	*	8,708,040	*
Merrill Lynch Small Cap Index Fund, Class I	2,493,984	*	2,187,399
Merrill Lynch Global Allocation Fund, Inc., Class I	2,026,495		1,663,903
MFS Massachusetts Investors Trust	6,822,352	*	6,889,377	*
MFS Research Fund	2,127,071		2,034,356
Merrill Lynch Balanced Capital Fund	3,457,463	*	3,290,332	*
Merrill Lynch Bond Fund - Intermediate Term, Class I	2,520,037	*	2,604,537	*
Eaton Vance Worldwide Health Sciences Fund	1,058,279		764,519
Oppenheimer Quest Small Cap Value Fund	1,030,102		506,121
Van Kampen Emerging Growth Fund	830,331		719,785
AIM Balanced Fund	323,226		258,617
Eaton Vance Income Fund of Boston	507,854		243,851
MFS Utilities Fund	408,999		171,541
MFS Massachusetts Investors Growth Stock Fund	1,073,281		895,376
ING International Value Fund	1,434,731		847,484
Davis Financial Fund	681,488		502,720
Merrill Lynch Value Opportunities Fund	258,484		226,098
Allianz RCM Innovation Fund	266,193		370,139

	$45,470,814		$42,691,145

*Denotes investments which exceed 5% of net assets available for Plan benefits at the end of the year.

Computer Horizons Corp. Employee’s Savings Plan

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2004 and 2003

NOTE C (continued)

Computer Horizons Corp. Common Stock

Participants can invest contributions in Computer Horizons Corp. common stock.  Merrill Lynch, as an independent agent, obtains shares directly from the Company out of its authorized but unissued shares of common stock or on the open market.  Total value of investments in Computer Horizons Corp. common stock at December 31, 2004 and 2003 valued at quoted market value is $1,781,345 and $1,881,519, respectively.

Cash

Included in investments is cash amounting to $79,249 at December 31, 2003.

Net Appreciation (Depreciation) in Fair Value of Investments

The Plan’s investment in mutual funds, a common collective trust and common stock (including gains and losses on investments bought and sold, as well as being held during the year) appreciated (depreciated) for 2004 and 2003 as follows:

	2004	2003

Mutual funds and common collective trust	$3,170,650	$6,512,343
Common stock - Computer Horizons Corp.	(65,415)	334,350

	$3,105,235	$6,846,693

NOTE D - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Merrill Lynch.  Merrill Lynch is the Plan’s Recordkeeper and Trustee and, therefore, these transactions qualify as party-in-interest transactions.  The Plan offers Computer Horizons Corp. common stock as an investment option for participants.  Computer Horizons Corp. is the Plan Sponsor and therefore these transactions qualify as party-in-interest transactions.

Computer Horizons Corp. Employee’s Savings Plan

NOTES TO FINANCIAL STATEMENTS (continued)

December 31, 2004 and 2003

NOTE E - TAX STATUS OF THE PLAN

The Internal Revenue Service has determined and informed the Company by a letter dated May 16, 2003, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan was subsequently amended, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

NOTE F - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ accounts and the amounts reported in the statements of net assets available for benefits.

SUPPLEMENTAL SCHEDULE

Computer Horizons Corp. Employee’s Savings Plan

EIN: 13-2638902, Plan # 001

Schedule H, Item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

December 31, 2004

(a) Identity of issuer, borrower, lessor or similar party	(b) Description of investment	(c) Current value

Mutual Funds and Common Collective Trust Merrill Lynch Retirement Preservation Trust 8,144,012 shares*	Common Collective Trust	$8,144,012

Merrill Lynch International Fund 35,676 shares*	Mutual Fund	952,192

Merrill Lynch S&P 500 Index Fund 610,124 shares*	Mutual Fund	9,054,240

Merrill Lynch Small Cap Index Fund, Class I 176,878 shares*	Mutual Fund	2,493,984

Merrill Lynch Global Allocation Fund, Inc., Class I 122,744 shares*	Mutual Fund	2,026,495

MFS Massachusetts Investors Trust 395,270 shares	Mutual Fund	6,822,352

MFS Research Fund 105,495 shares	Mutual Fund	2,127,071

Merrill Lynch Balanced Capital Fund 129,445 shares*	Mutual Fund	3,457,463

Merrill Lynch Bond Fund - Intermediate Term, Class I 210,354 shares*	Mutual Fund	2,520,037

Eaton Vance Worldwide Health Sciences Fund 99,275 shares	Mutual Fund	1,058,279

Oppenheimer Quest Small Cap Value Fund 38,322 shares	Mutual Fund	1,030,102

Van Kampen Emerging Growth Fund 21,478 shares	Mutual Fund	830,331

AIM Balanced Fund 12,776 shares	Mutual Fund	323,226

Computer Horizons Corp. Employee’s Savings Plan

EIN: 13-2638902, Plan # 001

Schedule H, Item 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (continued)

December 31, 2004

(a) Identity of issuer, borrower, lessor or similar party	(b) Description of investment	(c) Current value

Eaton Vance Income Fund of Boston 77,182 shares	Mutual Fund	$507,854

MFS Utilities Fund 37,216 shares	Mutual Fund	408,999

MFS Massachusetts Investors Growth Stock Fund, 86,835 shares	Mutual Fund	1,073,281

ING International Value Fund 81,287 shares	Mutual Fund	1,434,731

Davis Financial Fund 16,622 shares	Mutual Fund	681,488

Merrill Lynch Value Opportunities Fund 9,541 shares*	Mutual Fund	258,484

Allianz RCM Innovation Fund 16,616 shares	Mutual Fund	266,193

		$45,470,814

Stocks
Computer Horizons Corp. 479,979 shares *	Common Stock	$1,781,345

Participant loans, with interest which ranges from 5.50% to 11.00%		$459,996

*Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Benefits Administration Committee of the Plan have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER HORIZONS CORP. EMPLOYEE SAVINGS PLAN (Name of Plan)

	By	/s/ MICHAEL SHEA
Michael Shea Vice President & Chief Financial Officer

June 21, 2005